SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                03 October 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 03 October 2007 re:  'Disposal'




117/07                                                            3 October 2007


LLOYDS TSB GROUP ANNOUNCES SALE OF THE DUTTON-FORSHAW GROUP LIMITED


Lloyds TSB Group's Asset Finance Division has agreed the disposal of The Dutton-Forshaw Group Limited (DFG) to Lookers plc, for which it will receive GBP60 million (comprising GBP28 million of cash consideration and the repayment of GBP32 million of debt). The effect on the Lloyds TSB Group accounts is not expected to be material.


DFG is a medium-size car dealership with sales and after-sales dealerships and authorised repairers representing 14 manufacturers.


David Oldfield, Managing Director, Lloyds TSB Asset Finance Division, said: "The team in Dutton-Forshaw has made great progress in developing the business in recent years and today DFG has very strong brand representation in good locations. Whilst we have seen benefits from the strong partnership between Dutton-Forshaw and other parts of our Asset Finance Division businesses, the car supply market has changed and in a consolidating industry we have concluded that a disposal to the right party is in the best interests of shareholders, staff and customers."


For further information:-


Investor Relations

Michael Oliver                                +44 (0) 20 7356 2167

Director of Investor Relations

Email: michael.oliver@ltsb-finance.co.uk



Media

Mary Walsh                                    +44 (0) 20 7356 2121

Director of Corporate Relations

Email: mary.walsh@lloydstsb.co.uk



                           FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     03 October 2007